Exhibit 99.1

MEDIA RELEASE

March 11, 2026

Algoma Steel Group Inc. Reports Financial Results for the Three and Twelve

Months Ended December 31, 2025

Blast Furnace Shutdown Completed; Fully Transitioned to EAF Steelmaking

Fourth Quarter Results In-Line with Previously Announced Expectations

SAULT STE. MARIE, ONTARIO (March 11, 2026) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of steel plate and hot rolled sheet products, today announced results for the three and twelve month periods ended December 31, 2025.

Unless otherwise specified, all amounts are in Canadian dollars.

Business Highlights and 2025 to 2024 Fourth Quarter Comparisons

•	Consolidated revenue of $455.0 million, compared to $590.3 million in the prior-year quarter.

•	Consolidated loss from operations of $449.7 million, compared to a loss of $124.8 million in the prior-year quarter.

•	Net loss of $364.7 million, compared to net loss of $66.5 million in the prior-year quarter.

•	Adjusted EBITDA loss of $95.2 million and Adjusted EBITDA margin of (20.9%), compared to a loss of $60.3 million and (10.2%) in the prior-year quarter (see “Non-GAAP Measures” below).

•	Cash flows used in operating activities of $3.0 million, compared to a use of $76.9 million in the prior-year quarter.

•	Shipments of 378,533 tons, compared to 548,802 tons in the prior-year quarter.

Business Highlights and 2025 to 2024 Full Year Comparisons

As previously reported, the Company has changed its fiscal year end from March 31 to December 31, resulting in a transitional nine month fiscal reporting period ending December 31, 2024. In order to present full year comparisons, the Company has compiled the 12 months ended December 31, 2024 by adding the nine month period ended December 31, 2024 to the 3 month period ended March 31, 2024.

•	Consolidated revenue of $2,085.7 million, compared to $2,461.7 million in the prior-year.

•	Consolidated loss from operations of $1,326.2 million, compared to a loss from operations of $217.8 million the prior-year.

•	Net loss of $984.9 million, compared to net loss of $139.0 million in the prior-year.

•

Adjusted EBITDA loss of $261.4 million and Adjusted EBITDA margin of (12.5%), compared to Adjusted EBITDA gain of $22.4 million and Adjusted EBITDA margin of 0.9% in the prior-year (see “Non-GAAP Measures” below).

•	Cash flows used in operating activities of $66.1 million, compared to cash flows generated by operating activities of $82.3 million in the prior year.

•	Shipments of 1,739,493 tons, compared to 2,023,363 tons in the prior-year.

Rajat Marwah, the Company’s Chief Executive Officer, commented, “The fourth quarter marked a pivotal moment in Algoma’s transformation. While the 50% U.S. Section 232 tariffs (S232 Tariffs) created real headwinds, closing the American market to Canadian producers and driving domestic pricing well below historical norms, we responded with decisive action and emerged with a clearer, stronger strategic path forward.”

Mr. Marwah continued, “Operationally, we are encouraged by the early performance of our first electric arc furnace (EAF). The facility is now operating on a continuous 24-hour schedule, with furnace and melt shop systems performing as designed and product quality meeting specifications across both plate and hot-rolled coil grades. Successfully producing high-quality sustainable steel from the EAF at scale represents a critical milestone in our multi-year transition and reinforces our confidence in the long-term benefits of the new operating platform.”

Michael Moraca, the Company’s Chief Financial Officer commented, “The recently announced $500 million government liquidity facility strengthens our balance sheet as we ramp up EAF steelmaking and provides financial flexibility to pursue strategic opportunities supporting Canada’s emerging first-tier industrial and defense supply chains.”

Mr. Marwah concluded, “As Canada’s sole producer of discrete plate, supported by our new EAF platform and modernized plate mill, Algoma is well positioned to play an important role in developing domestic steel capability for key strategic sectors while creating long-term value for our stakeholders.”

Fourth Quarter 2025 Financial Results

Fourth quarter revenue totaled $455.0 million, compared to $590.3 million in the prior year quarter. As compared with the prior year quarter, steel revenue was $407.5 million, compared to $535.7 million, and revenue per ton of steel sold was $1,202, compared to $1,076.

Loss from operations was $449.7 million, compared to a loss of $124.8 million in the prior-year quarter. The year-over-year increase was primarily due to tariff costs and lower steel shipments, particularly due to the S232 Tariffs. The increase was also affected by the accelerated transition to EAF steelmaking, resulting in an increase in depreciation and stranded inventory charges, both non-cash items, as well as severance costs. This was offset, in part, by a decrease in administrative and selling expenses.

Net loss in the fourth quarter was $364.7 million, compared to a net loss of $66.5 million in the prior-year quarter. In addition to the factors described for operating loss, the increase was driven by foreign exchange loss, change in fair value of Initial Public Offering (IPO) Warrant and Large Enterprise Tariff Loan (LETL) Warrant liabilities, change in fair value of derivative, and change in fair value of share-based compensation liability. This was offset, in part, by an increase in income tax recovery and insurance proceeds.

Adjusted EBITDA in the fourth quarter was a loss of $95.2 million, compared with a loss of $60.3 million for the prior-year quarter. This resulted in an Adjusted EBITDA margin of (20.9%). Average realized price of steel net of freight and non-steel revenue was $1,077 per ton, compared to $976 per ton in the prior-year quarter. Cost per ton of steel products sold was $1,332 compared to $1,032 in the prior-year quarter. Shipments for the fourth quarter decreased by 31.0% to 378,533 tons, compared to 548,802 tons in the prior-year quarter. See “Non-GAAP Measures” below for an explanation of Adjusted EBITDA and a reconciliation of net loss to Adjusted EBITDA.

Full Year 2025 Financial Results

Revenue for the year 2025 totaled $2,085.7 million, compared to $2,461.7 million the prior year. Steel revenue for the year 2025 was $1,878.4 million, compared to $2,240.2 million the prior year, and revenue per ton of steel sold for 2025 was $1,199, compared to $1,217 the prior year.

Loss from operations in 2025 was $1,326.2 million, compared to a loss of $217.8 million the prior year. The year-over-year increase was primarily due to reduced shipping volume, a non-cash impairment loss and tariff costs, particularly due to the S232 Tariffs. The increase was also affected by the accelerated transition to EAF steelmaking, resulting in an increase in depreciation, severance costs, and stranded inventory.

Net loss for 2025 was $984.9 million, compared to a net loss of $139.0 million the prior year. In addition to the factors described for operating loss, the increase was driven by foreign exchange loss, partially offset by an increase in income tax recovery, change in fair value of IPO Warrant and LETL Warrant liabilities, insurance proceeds, and change in fair value of share-based compensation liability.

Adjusted EBITDA loss in 2025 was $261.4 million, compared with an Adjusted EBITDA gain of $22.4 million the prior year. This resulted in an Adjusted EBITDA margin of (12.5%) for 2025. The average realized price of steel net of freight and non-steel revenue was $1,080 per ton for 2025, compared to $1,107 per ton in the prior year. Cost per ton of steel products sold in 2025 was $1,216, compared to $1,054 in the prior year. Shipments for 2025 decreased by 14.0% to 1,739,493 tons, compared to 2,023,363 tons the prior year. See “Non-GAAP Measures” below for an explanation of Adjusted EBITDA and a reconciliation of net loss to Adjusted EBITDA.

Electric Arc Furnace

Since achieving first arc and first steel production in early July, commissioning and ramp-up activities for Algoma’s EAF project have continued to progress in-line with expectations. The operational furnace and associated melt shop assets are performing as designed, with quality metrics achieved across a broad range of plate and hot-rolled coil product grades. The Q-One power system and other critical process components have demonstrated stable and reliable performance, supporting consistent metallurgical quality and process control.

During the fourth quarter of 2025, the Company transitioned EAF operations to a full 24-hour-per-day schedule, a significant step forward from the limited operating cadence maintained in the prior period. This acceleration coincided with the Company’s decision to wind down its blast furnace and coke oven operations ahead of the originally planned 2027 timeline, with production through that route ceasing shortly after December 31, 2025. All liquid steel produced is now coming from the EAF facility. To align its product strategy with the realities of the current Canadian market, Algoma intends to focus on the manufacturing and sale of discrete plate and will scale back coil production as the EAF ramps up.

Following completion of the EAF transformation, Algoma’s facility is expected to have an annual raw steel production capacity of approximately 3.7 million tons, matching its downstream finishing capacity, and is projected to reduce annual carbon emissions by approximately 70% from pre-EAF levels.

Trade Environment and Strategic Response

Throughout 2025, Algoma continued to be impacted by U.S. trade actions, including a 50% tariff on steel imports under Section 232 of the Trade Expansion Act of 1962. These measures have significantly restricted access to the U.S. market for Canadian producers, leading to an oversupply of steel coil in Canada and sustained price compression across domestic markets.

Canadian transactional pricing during the quarter was up to 40% lower than comparable U.S. levels across many product categories, reducing revenue by approximately $27.0 million for the three months ended December 31, 2025. Direct tariff costs totaled $60.6 million and $225.0 million for the three and twelve months ended December 31, 2025, respectively, with shipments to the U.S. representing approximately 45% and 51% of total steel volumes for the respective periods.

In response to the prolonged trade disruptions, Algoma’s Board of Directors approved a plan to accelerate the decommissioning of the Company’s blast furnace and coke oven operations, with production through that route ceasing shortly after December 31, 2025. The Company is now focused on discrete plate production, where it holds a unique market position as Canada’s sole producer, while strategically scaling back coil production to align with domestic demand. This strategic pivot is expected to substantially reduce tariff exposure, lower operating costs, and enhance overall cash efficiency as the EAF ramps up.

Algoma secured $500 million in government-backed liquidity support through the Large Enterprise Tariff Loan facility from the Government of Canada and a companion facility from the Province of Ontario (the “LETL Facilities”), which were entered into in November 2025. The LETL Facilities provide near-term financial flexibility to support ongoing operations and advance the Company’s transformation as it explores new product diversification opportunities.

Additionally, in January 2026, Algoma announced a binding Memorandum of Understanding with Hanwha Ocean Co. Ltd. (“Hanwha Ocean”), establishing a long-term strategic arrangement with an aggregate potential value of US$250 million, comprised of a US$200 million contribution toward the potential development of a structural steel beam mill and up to US$50 million in anticipated product purchases related to the Canadian Patrol Submarine Project (“CPSP”). This arrangement, which is subject to Hanwha Ocean being awarded and entering into an effective contract under the CPSP and the execution of definitive agreements, represents a meaningful step in Algoma’s efforts to diversify its product offerings and customer base within the Canadian market.

Liquidity

At quarter and year end, the Company had cash of $77.5 million, unused availability under its Revolving Credit Facility of $194.5 million and $417 million available to draw under the LETL Facility.

Conference Call and Webcast Details

A webcast and conference call will be held on Thursday, March 12, 2026 at 11:00 a.m. EDT to review the Company’s results for the three and twelve month periods ended December 31, 2025, discuss recent events, and conduct a question-and-answer session.

The live webcast and archived replay of the conference call can be accessed on the Investors section of the Company’s website at ir.algoma.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally by dialing 877-425-9470 or 201-389-0878, respectively. Upon dialing in, please request to join the Algoma Steel Fourth Quarter 2025 Conference Call. To access the replay of the call, dial 844-512-2921 (domestic) or 412-317-6671 (international) with passcode 13758477.

Consolidated Financial Statements and Management’s Discussion and Analysis

The Company’s audited consolidated financial statements for the twelve month period ended December 31, 2025 and the nine month period ended December 31, 2024, and Management’s Discussion & Analysis thereon are available as part of the Company’s Annual Report on Form 40-F under the Company’s profile on the U.S. Securities and Exchange Commission’s (“SEC”) EDGAR website at www.sec.gov and under the Company’s profile on SEDAR+ at www.sedarplus.com. These documents, along with the Company’s Annual Information Form, are also available on the Company’s website, www.algoma.com, and shareholders may receive hard copies of such documents free of charge upon request by contacting IR@algoma.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding imposed and threatened tariffs, including the impact, timing and resolution thereof, trends in the pricing of steel, Algoma’s transition to EAF steelmaking, including the progress, costs and timing of completion of the Company’s EAF project, , the Company’s expected annual raw steel production capacity and reduction in carbon emissions following completion of the EAF project, Algoma’s future as a leading producer of green steel, the potential impacts of inflationary pressures, the Company’s ability to preserve and strengthen near-term liquidity and financial flexibility, the potential value and benefits of the strategic relationship with Hanwha Ocean, including the Company’s ability to enter into definitive documentation with respect to the strategic relationship on the terms described or at all, labor availability, global supply chain disruptions on costs, Algoma’s modernization of its plate mill facilities, transformation journey, ability to deliver greater and long-term value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes, and statements regarding potential borrowings under the Company’s credit facilities, and the Company’s strategy, plans or future financial or operating performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “hope,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the Company’s SEDAR+ profile at www.sedarplus.com) and with the SEC, as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-GAAP Financial Measures

To supplement our financial statements, which are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”), we use certain non-GAAP measures to evaluate the performance of Algoma. These terms do not have any standardized meaning prescribed within IFRS Accounting Standards and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS Accounting Standards measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS Accounting Standards.

Adjusted EBITDA, as we define it, refers to net income (loss) before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, foreign exchange loss (gain), finance income, carbon tax, changes in fair value of IPO and LETL Warrants, earnout and share-based compensation liabilities and derivative, share-based compensation related to the Company’s Omnibus Long Term Incentive Plan, certain inventory adjustments, impairment loss, legal settlement, severance costs and stranded inventory. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS Accounting Standards, and should not be considered as alternatives to net profit (loss) from operations, or any other measure of performance prescribed by IFRS Accounting Standards. Adjusted EBITDA, as we define and use it, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS Accounting Standards. It is included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also used by analysts and our lenders as a measure of our financial performance. In addition, we consider Adjusted EBITDA margin to be a useful measure of our operating performance and profitability across different time periods that enhance the comparability of our results. However, these measures have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS Accounting Standards. Because of these limitations, such measures should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS Accounting Standards results using such measures only as supplements to such results. See the financial tables below for a reconciliation of net loss to Adjusted EBITDA.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Algoma is a leading Canadian producer of high-quality plate and sheet steel products, proudly supporting critical sectors including energy, defense, automotive, shipbuilding, and infrastructure. Guided by a purpose to build better lives and a greener future, Algoma is shaping the next generation of sustainable steelmaking in Canada.

With the transition to electric arc furnace (EAF) steelmaking and a modernized plate mill, Algoma is redefining how steel is made in Canada. Powered by Ontario’s clean electricity grid, this transformation represents one of the largest industrial decarbonization initiatives in North America and is expected to reduce carbon emissions by approximately 70%. These advancements provide stability for continued investment in diversification projects aligned with Canada’s evolving needs.

This new chapter also introduces Volta™, the brand for all steel produced through Algoma’s EAF technology. Volta delivers the same trusted performance customers rely on, with significantly lower emissions—produced safely, sustainably, and proudly in Canada.

Building on more than a century of steelmaking expertise, Algoma continues to invest in its people, processes, and technologies to strengthen domestic supply chains and deliver responsible, Canadian-made steel that helps build a better tomorrow.

Algoma Steel Group Inc.

Consolidated Statements of Financial Position

As at,	December 31, 2025	December 31, 2024
expressed in millions of Canadian dollars
Assets
Current
Cash	$77.5	$266.9
Restricted cash	0.1	0.1
Taxes receivable	206.9	84.3
Accounts receivable, net	192.7	227.6
Inventories	569.3	879.2
Prepaid expenses and deposits	30.4	42.8
Other assets	5.5	5.5

Total current assets	$1,082.4	$1,506.4

Non-current
Property, plant and equipment, net	$1,029.9	$1,662.7
Intangible assets, net	0.3	0.5
Other assets	3.3	16.6

Total non-current assets	$1,033.5	$1,679.8

Total assets	$2,115.9	$3,186.2

Liabilities and Shareholders’ Equity
Current
Bank indebtedness	$170.2	$0.4
Accounts payable and accrued liabilities	203.9	319.1
Taxes payable and accrued taxes	32.7	41.6
Current portion of other long-term liabilities	5.8	3.2
Current portion of governmental loans	14.0	25.0
Current portion of environmental liabilities	4.7	4.2
Severance cost liability	45.8	—
IPO Warrant liability	2.5	52.2
Earnout liability	3.7	10.1
Share-based payment compensation liability	14.1	34.5

Total current liabilities	$497.4	$490.3

Non-current
Senior secured lien notes	$476.6	$498.4
Long-term governmental loans	192.3	133.6
Accrued pension liability	153.0	178.3
Accrued other post-employment benefit obligation	193.0	206.2
Other long-term liabilities	70.7	26.7
Environmental liabilities	34.3	33.3
Deferred income tax liabilities	—	110.9
LETL Warrant liability	7.5	—

Total non-current liabilities	$1,127.4	$1,187.4

Total liabilities	$1,624.8	$1,677.7
Shareholders’ equity
Capital stock	$975.5	$974.8
Accumulated other comprehensive income	414.4	439.6
(Deficit) retained earnings	(897.9)	102.0
Contributed deficit	(0.9)	(7.9)

Total shareholders’ equity	$491.1	$1,508.5

Total liabilities and shareholders’ equity	$2,115.9	$3,186.2

Algoma Steel Group Inc.

Consolidated Statements of Net Loss

	Three months ended December 31,		Year ended December 31,	Nine months ended December 31,
	2025	2024	2025	2024
expressed in millions of Canadian dollars, except for per share amounts
Revenue	$455.0	$590.3	$2,085.7	$1,841.1
Operating expenses
Cost of sales	$839.8	$677.4	$2,750.5	$1,958.4
Administrative and selling expenses	19.1	37.7	112.2	103.6
Impairment loss	—	—	503.4	—
Severance costs	45.8	—	45.8	—

Loss from operations	($449.7)	($124.8)	($1,326.2)	($220.9)

Other (income) and expenses
Finance income	($0.2)	($5.4)	($6.6)	($17.8)
Finance costs	18.8	19.9	72.1	55.5
Interest on pension and other post-employment benefit obligations	3.9	5.4	15.8	16.1
Foreign exchange loss (gain)	12.5	(43.3)	30.6	(40.5)
Other income	(26.2)	(0.6)	(76.2)	(32.7)
Change in fair value of Initial Public Offering (“IPO”) and Large Enterprise Tariff Loan (“LETL”) Warrant liabilities	4.9	(7.7)	(41.5)	4.0
Change in fair value of earnout liability	0.5	(0.5)	(5.6)	2.4
Change in fair value of share-based compensation liability	1.9	(1.4)	(19.8)	5.3
Change in fair value of derivative	5.7	—	5.7	—

	$21.8	($33.6)	($25.5)	($7.7)

Loss before income taxes	($471.5)	($91.2)	($1,300.7)	($213.2)
Income tax recovery	(106.8)	(24.7)	(315.8)	(46.2)

Net loss	($364.7)	($66.5)	($984.9)	($167.0)

Net loss per common share
Basic and diluted	($3.36)	($0.61)	($9.06)	($1.54)

Algoma Steel Group Inc.

Consolidated Statements of Cash Flows

	Three months ended December 31,		Year ended December 31,	Nine months ended December 31,
	2025	2024	2025	2024
expressed in millions of Canadian dollars
Operating activities
Net loss	($364.7)	($66.5)	($984.9)	($167.0)
Items not affecting cash:
Depreciation of property, plant and equipment and intangible assets	239.3	33.9	355.9	103.4
Deferred income tax expense (recovery)	—	3.1	(106.8)	6.5
Pension funding below (in excess of) expense	1.4	(3.5)	(6.8)	(8.2)
Post-employment benefit funding in excess of expense	(7.6)	(2.0)	(13.2)	(6.0)
Unrealized foreign exchange loss (gain) on:
accrued pension liability	2.4	(13.5)	8.1	(12.9)
post-employment benefit obligations	3.1	(14.8)	10.0	(14.0)
Finance costs	18.8	19.9	72.1	55.5
Severance costs	45.8	—	45.8	—
Loss on disposal of property, plant and equipment	0.2	0.6	0.4	1.7
Interest on pension and other post-employment benefit obligations	3.9	5.4	15.8	16.1
Other income	(26.2)	(0.6)	(76.2)	(32.7)
Accretion of governmental loans and environmental liabilities	3.6	2.3	16.0	12.3
Unrealized foreign exchange loss (gain) on government loan facilities	3.4	(10.1)	8.5	(9.3)
Increase (decrease) in fair value of IPO and LETL Warrant liabilities	4.9	(7.7)	(41.5)	4.0
Increase (decrease) in fair value of earnout liability	0.5	(0.5)	(5.6)	2.4
Increase (decrease) in fair value of share-based compensation liability	1.9	(1.4)	(19.8)	5.3
Impairment loss	—	—	503.4	—
Other	10.0	4.8	25.1	14.7

	($59.3)	($50.6)	($193.7)	($28.2)
Net change in non-cash operating working capital	38.0	(22.0)	75.1	(5.9)
Share-based payment compensation and earnout units settled	—	(2.1)	—	(2.1)
Environmental liabilities paid	(0.2)	(2.2)	(1.0)	(2.7)
Insurance proceeds for operating expenses	18.5	—	53.5	—

Cash used in operating activities	($3.0)	($76.9)	($66.1)	($38.9)

Investing activities
Acquisition of property, plant and equipment	($51.5)	($112.4)	($328.5)	($300.1)
Insurance proceeds for property damage	—	—	15.0	27.9
Proceeds from land sale	1.2	—	1.2	—

Cash used in investing activities	($50.3)	($112.4)	($312.3)	($272.2)

Financing activities
Bank indebtedness advanced, net	$72.0	$0.1	$171.4	$0.1
Restricted cash	—	—	—	3.8
Senior secured lien notes issued, net of underwriter fees	—	—	—	472.6
Transaction costs on senior secured lien notes	—	—	—	(4.1)
Governmental loans received	83.4	16.2	99.7	43.6
Governmental loans transaction costs	(2.8)	—	(2.8)	—
Repayment of governmental loans	(0.1)	(3.7)	(14.0)	(8.7)
Interest paid	(23.0)	(23.6)	(48.1)	(23.7)
Dividends paid	—	(7.3)	(14.8)	(21.5)
Other	(1.9)	1.3	9.4	1.7

Cash generated by (used in) financing activities	$127.6	($17.0)	$200.8	$463.8

Effect of exchange rate changes on cash	($1.2)	$21.2	($11.8)	$16.3
Cash
Increase (decrease) in cash	73.1	(185.1)	(189.4)	169.0
Opening balance	4.4	452.0	266.9	97.9

Ending balance	$77.5	$266.9	$77.5	$266.9

Algoma Steel Group Inc.

Reconciliation of Net Loss to Adjusted EBITDA

	Three months ended December 31,		Year ended December 31,	Nine months ended December 31,
millions of dollars	2025	2024	2025	2024
Net loss	($364.7)	($66.5)	($984.9)	($167.0)
Depreciation of property, plant and equipment and amortization of intangible assets	239.3	33.9	355.9	103.4
Finance costs	18.8	19.9	72.1	55.5
Interest on pension and other post-employment benefit obligations	3.9	5.4	15.8	16.1
Income tax recovery	(106.8)	(24.7)	(315.8)	(46.2)
Foreign exchange loss (gain)	12.5	(43.3)	30.6	(40.5)
Finance income	(0.2)	(5.4)	(6.6)	(17.8)
Inventory adjustments (depreciation on property, plant & equipment in inventory and stranded inventory)	39.4	4.3	43.8	9.0
Carbon tax	8.0	9.0	31.4	31.0
Change in fair value of financial instruments (i)	13.0	(10.2)	(61.2)	11.1
Share-based compensation	(5.1)	3.6	7.4	12.6
Legal settlement	0.9	13.7	0.9	13.7
Severance costs	45.8	—	45.8	—
Impairment loss	—	—	503.4	—

Adjusted EBITDA (ii)	($95.2)	($60.3)	($261.4)	($19.1)

Net Loss Margin	(80.2%)	(11.3%)	(47.2%)	(9.1%)

Net Loss / ton	($963.5)	($121.2)	($566.2)	($106.2)

Adjusted EBITDA Margin (iii)	(20.9%)	(10.2%)	(12.5%)	(1.0%)

Adjusted EBITDA / ton	($251.5)	($109.9)	($150.3)	($12.1)

(i)	Financial instruments at fair value are comprised of IPO and LETL Warrant liabilities, earnout liability, share-based payment compensation liability and derivatives.
(ii)	See “Non-IFRS Financial Measures” in this Press Release for information regarding the limitations of using Adjusted EBITDA.
(iii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

For more information, please contact:

Michael Moraca

Chief Financial Officer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com